                                                     May 26, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
           Division of Corporate Finance

Re:  Acorda Therapeutics, Inc.
        Form 10-K for the fiscal year ended December 31, 2009
        File No. 000-50513

Dear Ladies and Gentlemen:

This letter sets forth the responses of Acorda Therapeutics, Inc. (“we” or the “Company”) to the Staff’s letter dated May 13, 2011 with respect to the above-captioned filing.  For the Staff’s convenience we have repeated the Staff’s comments below before our responses.

(9) License and Research Collaboration Agreements, page F-20
Biogen Idec, page F-21

1.
We acknowledge your response to our comment one.  Please elaborate on why there is no significant and incremental discount associated with the supply agreement. Although you indicate on the second page of your January 31, 2011 response that supplying Biogen Idec at your cost is reflective of the lack of value you add to the process, please tell us why access to the manufacturer is not indicative of significant value that should be reflected in the price charged to Biogen Idec when you are the sole world-wide licensee from Elan. In addition, it appears that you would bear some administrative costs that could reasonably be expected to be covered by some markup in the arrangement. In your response, please clarify whether you would take possession and/or title to inventory ordered by Biogen Idec and whether you would bear the risk of loss until delivery to Biogen Idec. Also, please clarify in your response the impact of the three-party consent and why you must consent to have Biogen Idec deal directly with Elan if you provide no added value. Tell us whether you have provided that consent. If so, please tell us whether you were compensated for providing that consent. If not, please tell us why you have not provided it.

Response:

In our judgment, Acorda Therapeutics providing Biogen Idec with access to Elan, the manufacturer, did not provide significant value that was or should have been reflected in the price charged to Biogen Idec.   The main driver of the transaction between Acorda and Biogen Idec was the out licensing of the ex-US rights of the product to a party that had the ability and infrastructure to market a product outside the US, capabilities that Acorda did not have. It was always our intent that we would only have a de minimus role in the manufacturing process, since we do not have any manufacturing capabilities or other knowhow with respect to the manufacturing process.  Further, we believe the role that Elan is playing in this arrangement with respect to the supply of product is similar to that of a contract manufacturer to both Acorda, in the US and Biogen Idec, outside the US.

With respect to administrative costs, there are some basic administrative type costs that will be incurred by Acorda however it is expected that this amount will be immaterial less than one full time equivalent on an annualized basis.  Further these costs will be reimbursed by Biogen Idec.

With respect to when title passes and who takes possession and who bears risk of loss of inventory until delivery, under the current agreement title to the delivered product passes from Elan to the licensee or the licensees’ designee upon delivery. While we have not yet negotiated the arrangement whereby Biogen Idec will deal directly with Elan, we do not anticipate any changes to this clause.  Therefore, under both scenarios inventory would be shipped directly from Elan to Biogen Idec and Acorda does not bear any risk of loss on any of the product ordered by Biogen Idec.

The requirement for Biogen Idec to receive our consent in order to deal directly with Elan was put in place to protect Acorda’s rights as the direct licensee from Elan and to ensure that Acorda is kept fully informed for control of our license rights. We have not yet provided this consent as up until now Biogen Idec has not received regulatory approval, thus eliminating any urgency to complete this agreement. When we do provide authorization for Biogen Idec to deal directly with Elan, Biogen Idec is not required to provide any compensation.

Accordingly, based on these facts, in our judgment we do not believe our administrative role brings any value to the process of obtaining the manufactured product. As a result, while we do not receive any compensation for this role in excess of reimbursement of our immaterial costs, we do not consider this lack of compensation to be a significant and incremental discount on the supply agreement.

2.
Assuming you can substantiate why there is not a significant and incremental discount associated with the supply agreement, please provide us proposed revised disclosure to be included in future periodic reports that clarifies why you do not account for the supply agreement as a deliverable at inception.  In this regard, your current disclosure refers to the supply agreement as a contingent deliverable, however the mere fact that a contingency exists does not preclude characterizing the supply agreement as a deliverable under ASC Subtopic 605-25. Please specifically disclose that the applicability of the supply agreement is outside the control of Biogen Idec and that you do not believe there is a significant and incremental discount and your basis for these conclusions.

Response:

           We acknowledge the staff’s comment and in response to the Staff’s comment, we will expand our disclosure in our Form 10-Q for the quarter ending June 30, 2011 by adding the following applicable underlined language and will include disclosure similar in scope in future filings, where applicable:

Notes to Consolidated Financial Statements

(8) Biogen Collaboration Agreement

    On June 30, 2009, the Company entered into an exclusive collaboration and license agreement with Biogen Idec International GmbH (Biogen Idec) to develop and commercialize Ampyra (known as fampridine outside the U.S.) in markets outside the United States (the “Collaboration Agreement”). Under the Collaboration Agreement, Biogen Idec was granted the exclusive right to commercialize Ampyra and other products containing aminopyridines developed under that agreement in all countries outside of the United States, which grant includes a sublicense of the Company’s rights under an existing license agreement between the Company and Elan Pharma International Limited, a subsidiary of Elan Corporation plc (Elan). Biogen Idec has responsibility for regulatory activities and future clinical development of Ampyra in ex-U.S. markets worldwide. The Company also entered into a related supply agreement with Biogen Idec (the “Supply Agreement”), pursuant to which the Company will supply Biogen Idec with its requirements for the licensed products through the Company’s existing supply agreement with Elan.

    Under the Collaboration Agreement, the Company was entitled to an upfront payment of $110.0 million as of June 30, 2009, which was received on July 1, 2009, and will be entitled to receive additional payments of up to approximately $400 million based on the successful achievement of future regulatory and sales milestones. Due to the uncertainty surrounding the achievement of the future regulatory and sales milestones, these payments will not be recognized as revenue unless and until they are earned. The Company is not able to reasonably predict if and when the milestones will be achieved. Under the Collaboration Agreement, Biogen Idec will be required to make double-digit tiered royalty payments to the Company on ex-U.S. sales. In addition, the consideration that Biogen Idec will pay for licensed products under the Supply Agreement will reflect the price owed to the Company’s suppliers under its supply arrangements with Elan or other suppliers for ex-U.S. sales, including manufacturing costs and royalties owed. The Company and Biogen Idec may also carry out future joint development activities regarding licensed product under a cost-sharing arrangement. Under the terms of the Collaboration Agreement, the Company, in part through its participation in joint committees with Biogen Idec, will participate in overseeing the development and commercialization of Ampyra and other licensed products in markets outside the United States pursuant to that agreement. Acorda will continue to develop and commercialize Ampyra independently in the United States.

As of June 30, 2009, the Company recorded a license receivable and deferred revenue of $110.0 million for the upfront payment due to the Company from Biogen Idec under the Collaboration Agreement. Also, as a result of such payment to Acorda, a payment of $7.7 million became payable by Acorda to Elan and was recorded as a cost of license payable and deferred expense. The payment of $110.0 million was received from Biogen Idec on July 1, 2009 and the payment of $7.7 million was made to Elan on July 7, 2009.

The Company considered the following deliverables with respect to the revenue recognition of the $110.0 million upfront payment:  (1) the license to use the Company’s technology, (2) the Collaboration Agreement to develop and commercialize licensed product in all countries outside the U.S., and (3) the Supply Agreement. Due to the inherent uncertainty in obtaining regulatory approval, the applicability of the Supply Agreement is outside the control of the Company and Biogen Idec. Accordingly, we have determined the Supply Agreement is a contingent deliverable at the onset of the agreement.  As a result, we have determined the Supply Agreement does not meet the definition of a deliverable that needs to be accounted for at the inception of the arrangement. The Company has also determined that there is no significant and incremental discount related to the supply agreement since Biogen Idec will pay the same amount for inventory that the Company would pay and the Company effectively acts as a middle man in the arrangement for which it adds no significant value due to various factors such as the Company does not have any manufacturing capabilities or other knowhow with respect to the manufacturing process.

The Company has determined that the identified non-contingent deliverables (deliverables 1 and 2 immediately preceding) would have no value on a standalone basis if they were sold separately by a vendor and the customer could not resell the delivered items on a standalone basis, nor does the Company have objective and reliable evidence of fair value for the deliverables. Accordingly, the non-contingent deliverables are treated as one unit of accounting.   As a result, the Company will recognize the non-refundable upfront payment from Biogen Idec as revenue and the associated payment to Elan as expense ratably over the estimated term of regulatory exclusivity for the licensed products under the Collaboration Agreement as we had determined this was the most probable expected benefit period. The Company recognized $4.5 million in license revenue, a portion of the $110.0 million received from Biogen Idec and $317,000 in cost of license revenue, a portion of the $7.7 million paid to Elan during the six-month period ended June 30, 2011.

In May 2011 Biogen Idec announced that the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) recommended conditional marketing authorization of fampridine for the improvement of walking in adult patients with multiple sclerosis with walking disability.   The Company currently estimates the recognition period to be approximately 12 years from the date of the Collaboration Agreement.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings. We also acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to make sure we have appropriately addressed any further Staff comments. We would very much appreciate the Staff's prompt review of this response. Should you have any follow-up questions, please call me at 914-347-4300, extension 119.

                                            Sincerely,

                                           /s/ David Lawrence
                                            David Lawrence
                                            Chief Financial Officer

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